May 24, 2017	William L. Tolbert, Jr. Tel +1 740 633 9500 WTolbert@jenner.com

VIA EDGAR

Karl Hiller Branch Chief Office of Natural Resources United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Snyder’s-Lance, Inc. Form 10-K for the Fiscal Year ended December 31, 2016 Filed February 28, 2017 File No. 000-00398

Dear Mr. Skinner:

On behalf of Snyder’s-Lance, Inc. (the “Company”), we hereby acknowledge receipt by the Company of the letter dated May 11, 2017 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K filed with the Commission on February 28, 2017.

Pursuant to my conversation with Mr. John Cannarella, this letter confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s independent registered public accounting firm. The Company expects to submit its response no later than June 9, 2017, and will appreciate the Staff’s courtesy in this matter.

Please contact the undersigned at (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Kimberly Calder, Assistant Chief Accountant John Cannarella, Staff Accountant United States Securities and Exchange Commission